UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from __________ to __________

Commission File Number: 000-19720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABAXIS 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

Abaxis 401(K) Plan

Contents

Report of independent Registered Public Accounting Firm

To The Plan Administrative Committee and Participants of the
Abaxis 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Abaxis 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

Walnut Creek, California
June 22, 2012

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ABAXIS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value	$13,832,132	$12,200,482

Notes receivable from participants	291,555	170,651

Total assets	14,123,687	12,371,133

Liabilities - Other	152,914	-

Net assets available for benefits	$13,970,773	$12,371,133

The accompanying notes are an integral part of these financial statements.

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ABAXIS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2011

Additions:
Additions to net assets attributed to:
Investment income:
Interest, dividend and other income	$356,194

Total investment income	356,194

Interest on notes receivable from participants	11,656

Contributions:
Participants	1,737,035
Employer, net of forfeitures of $9,000	379,763
Rollovers	121,051

Total contributions	2,237,849

Total additions	2,605,699

Deductions:
Deductions from net assets attributed to:
Net decrease in fair value of investments	440,468
Benefits paid to participants	546,155
Administrative expenses	19,436

Total deductions	1,006,059

Net increase	1,599,640

Net assets available for benefits at:
Beginning of year	12,371,133

End of year	$13,970,773

The accompanying notes are an integral part of these financial statements.

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Abaxis 401(K) Plan

Notes To Financial Statements

1.	Description of the Plan

General

The following description of the Abaxis 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was established on December 1, 1990 by Abaxis, Inc. (the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company has contracted with Pension Specialists, Inc. (“PSI”), a third-party-administrator to process and maintain the participant accounts. Effective January 1, 2012, PSI rebranded as Verisight, Inc. TD AMERITRADE Trust Company (“TD AMERITRADE”) served as the trustee and custodian of Plan assets effective July 31, 2008 until March 31, 2011. Retirement Services Trust Company (“RSTC”), a wholly-owned subsidiary of PSI, was appointed the trustee and custodian of the Plan effective April 1, 2011. Substantially all expenses incurred for administering the Plan reported in the Statement of Changes in Net Assets Available for Benefits are paid by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Plan earnings or losses, and an allocation of the Company’s contributions, if any. Allocation of the Company’s contribution is based on participant contributions and compensation as defined by the Plan.

Participant Contributions

Participants may elect to have the Company contribute a portion of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.

Effective October 1, 2008, the Plan includes an Automatic Contribution Arrangement (“ACA”). Under the ACA provisions of the Plan, participants are automatically enrolled for a 3% payroll deferral per pay period. These contributions are defaulted into the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election. Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.

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Abaxis 401(K) Plan

Notes To Financial Statements

1.	Description of the Plan, continued

Participants in the Plan may also elect to make after-tax salary deferral contributions to Roth accounts.

Employer Contributions

The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Board of Directors. In 2011, the Company matched 50% of each eligible participant’s contributions up to a maximum of 2.5% of the participant’s eligible compensation for the first, second and third quarters. There was no discretionary matching contribution made for the fourth quarter of 2011. The Company’s matching contributions during 2011 were based on the achievement of established quarterly financial goals. No discretionary profit sharing contribution was made in 2011.

Vesting

Participants are immediately vested with respect to their contributions, plus actual earnings thereon. Participants vest in the Plan sponsor’s discretionary matching and profit sharing contributions at a rate of 25% per year, and become fully vested after four years of credited service.

Forfeitures

Forfeitures of nonvested Plan sponsor contributions are used to reinstate any former participant account balance, reduce any matching and/or profit sharing contributions, or may be used to pay Plan expenses.

Forfeitures used to reduce employer matching contributions and pay administrative expenses during the year ended December 31, 2011 amounted to approximately $9,000 and $7,000, respectively. At December 31, 2011 and 2010, the forfeited nonvested account balance available for use was $6,000 and $2,000, respectively.

Investments

At December 31, 2011, investments of the Plan were held by RSTC, and invested based solely upon instructions received from participants.

The Plan’s investments are primarily in mutual funds, a unitized managed account and common/collective trust funds.  The unitized managed account consists of the Company’s common stock and cash equivalents. The Company’s common stock in the unitized managed account are not actually owned by the participants, rather a participant owns an interest in the account.

The Plan’s investment contract accounts with MetLife Stable Value Fund are fully benefit-responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract account approximates the contract value at December 31, 2011 and 2010.

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Abaxis 401(K) Plan

Notes To Financial Statements

1.	Description of the Plan, continued

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust transaction exemption under ERISA. The Plan Administrative Committee does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The average yield on investment contract accounts for the years ended December 31, 2011 and 2010 were 6.90% and 7.59%, respectively. The average crediting interest rates for the respective years were 3.44% and 3.32%.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments, a loan will be in default may be considered a distribution from the Plan. In any event, the participant’s failure to repay a loan will reduce the benefit the participant would otherwise be entitled to from the Plan.

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Company. The notes receivable from participants at December 31, 2011 carry interest rates ranging from 5.25% to 7.25%. Principal and interest are paid ratably through payroll deductions.

Liabilities - Other

Liabilities – other pertains to an in-transit adjustment related to the Stable Value Fund swap at the end of the Plan year 2011 that was settled in January 2012.

Payment of Benefits

The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance. In-service distributions are also available for participants who have attained age 55 and have completed five years of service, or who qualify for financial hardship. Participants will receive their distributions in the form of a lump-sum in cash. Terminated participants with an account balance that does not exceed $5,000 are entitled to a lump-sum distribution within a reasonable time after terminated employment.

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Abaxis 401(K) Plan

Notes To Financial Statements

1.	Description of the Plan, continued

Administrative Expenses

Administrative fees in the amount of $19,436 for the year ended December 31, 2011, reflected in the Statement of Changes in Net Assets Available for Benefits, represent fees for investment advisory, management fees, and record-keeping and are paid directly by the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account.

2.	Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts. No adjustment to contract value was disclosed as fair value approximated contract value as of December 31, 2011 and 2010.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (“exit price”) in an orderly transaction between market participants at the measurement date.  Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (ASC 820) establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

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Abaxis 401(K) Plan

Notes To Financial Statements

2.	Significant Accounting Policies, continued

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:  Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active.  Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3:  Unobservable inputs that are supported by little or no market data and require the use of significant management judgment.  These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective retrospectively for fiscal years after December 15, 2010, with early adoption permitted. The Plan adopted ASU 2010-25 as of December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2011 and 2010. The adoption of this guidance did not have any impact to the Plan’s net assets as of December 31, 2011 or 2010.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”, which expanded the required disclosures about fair value measurements. ASU 2010-06 requires, effective for interim and annual reporting periods beginning after December 15, 2009, separate disclosure of significant transfers into and out of Level 1 and Level 2, along with reasons for such transfers, and presentation of fair value disclosures by “nature and risk” class for all fair value assets and liabilities; and effective for interim and annual periods beginning after December 15, 2010, separate presentation of gross purchases, sales, issuances, and settlements relating to Level 3 measurements. The adoption of this guidance did not have a material effect on the Plan’s financial statements or related disclosures.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, to converge U.S. GAAP and International Financial Reporting Standards on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, “Fair Value Measurement” (ASC 820), including information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The  amended guidance must be applied prospectively and is effective beginning after December 15, 2011. ASU 2011-04 is not expected to materially impact the Plan’s current fair value disclosures.

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Abaxis 401(K) Plan

Notes To Financial Statements

2.	Significant Accounting Policies, continued

Comparative Data

A certain 2010 financial statement disclosure item has been reclassified to conform to current year’s presentation.

3.	Investments and Fair Value Measurements

The following presents the fair values of assets held for investment purposes and those individual investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	2011	2010

Investments:
Abaxis Stock Portfolio (unitized managed account)	$1,331,262	$1,284,023
American Funds EuroPacific Growth	*	768,210
American Funds the Growth Fund of America	*	664,341
Davis New York Venture	*	722,079
Fidelity Spartan 500 Index	896,695	871,436
Metlife Stable Value	1,792,242	1,170,607
Pimco Total Return	1,118,160	1,036,778
Other funds less than 5% of net assets available for benefits	8,693,773	5,683,008
Total assets held for investment purposes	$13,832,132	$12,200,482
           _______________
*	Less than five percent of the Plan's net assets available for benefits at December 31, 2011.

The Plan’s investments, including gains and losses on investments bought and sold during the year, appreciated (depreciated) in value as follows:

2011

Mutual funds	$(693,004)
Unitized managed account	52,171
Common/collective trust funds	200,365

Net decrease in fair value of investments	$(440,468)

Contents
Abaxis 401(K) Plan

Notes To Financial Statements

3.	Investments and Fair Value Measurements, continued

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured and recorded at fair value on a recurring basis, as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$3,758,973	$-	$-	$3,758,973
Blend funds	2,995,209	-	-	2,995,209
Fixed Income funds	1,234,165	-	-	1,234,165
Growth funds	1,420,960	-	-	1,420,960
Value funds	896,058	-	-	896,058
Others	249,602	-	-	249,602
Total mutual funds	10,554,967	-	-	10,554,967
Money market funds	153,661	-	-	153,661
Unitized managed account	1,331,262	-	-	1,331,262
Common/collective trust funds	-	1,792,242	-	1,792,242
Total assets held for investment at fair value	$12,039,890	$1,792,242	$-	$13,832,132

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$2,881,363	$-	$-	$2,881,363
Blend funds	3,353,358	-	-	3,353,358
Fixed Income funds	1,118,264	-	-	1,118,264
Growth funds	1,382,746	-	-	1,382,746
Value funds	880,515	-	-	880,515
Others	129,606	-	-	129,606
Total mutual funds	9,745,852	-	-	9,745,852
Unitized managed account	1,284,023	-	-	1,284,023
Common/collective trust funds	-	1,170,607	-	1,170,607
Total assets held for investment at fair value	$11,029,875	$1,170,607	$-	$12,200,482

The Plan’s valuation methodology used to measure the fair values of money market funds, mutual funds, and the unitized managed account were derived from quoted market prices, as substantially all of these instruments have active markets.

Common/collective trust funds are valued at fair value by discounting the related cash flows based on current yields.

There were no Plan assets and liabilities measured and recorded at fair value on a non-recurring basis.

Contents
Abaxis 401(K) Plan

Notes To Financial Statements

4.	Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by TD AMERITRADE, the trustee and asset custodian of the Plan until March 31, 2011. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The employer’s discretionary matching contribution is invested in the Company’s common stock or cash, as elected by the Company’s Board of Directors. Participants may contribute to the Abaxis, Inc. Common Stock Fund (the Stock Fund) which is held in the unitized managed account referenced above, and may transfer funds from the Stock Fund to other Plan investment options available in the Plan. The participant investment election into the Stock Fund is limited to 20%. The value of a participant’s investment in the Stock Fund may exceed 20% of the participant’s total investment portfolio. However, once a participant’s investment in the Stock Fund exceeds 20% of the participant’s total portfolio, transfers to the Stock Fund via exchange from other investments will be prohibited.

The aggregate investment in the Company’s common stock at December 31, 2011 and 2010 was as follows:

	Equivalent Shares	Fair Value*

2011	46,674	$1,291,470
2010	46,332	$1,244,014

*	Common stock portion of unitized managed account. Total fair value of the unitized managed account as of December 31, 2011 and 2010 were $1,331,262 and $1,284,023, respectively.

5.	Income Tax Status

The Plan uses a volume submitter plan document sponsored by PSI.  PSI received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, which states that the volume submitter plan document satisfies the applicable provisions of the IRC.  The Plan Administrative Committee believes that it can rely on such opinion letter and needs not apply for a determination letter from the IRS.  The Plan Administrative Committee also believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2008.

Contents

Abaxis 401(K) Plan

Notes To Financial Statements

6.	Risk and Uncertainties

The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, the Company’s common stock held in the unitized managed account is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued.  Effective January 1, 2012, PSI rebranded as Verisight, Inc. The Plan Administrative Committee concluded that no other material subsequent event has occurred since December 31, 2011 that requires recognition or disclosure in the financial statements.

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Supplemental Schedule

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Abaxis 401(K) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Plan Number 001  EIN 77-0213001)

December 31, 2011

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Fair Value

	TD Bank USA Money Market	Money Market	$153,661
*	Abaxis Stock Portfolio	Unitized Managed Account	1,331,262
	Metlife Stable Value	Stable Value Fund	1,792,242
*	Participant Loans	Interest rates ranging from 5.25% to 7.25% with maturities ranging from 2012 to 2016	291,555
	Allianz NFJ Small-Cap Value	Mutual Fund	120,319
	American Funds EuroPacific Growth	Mutual Fund	630,245
	American Funds Smallcap World	Mutual Fund	78,336
	American Funds the Growth Fund of America	Mutual Fund	671,099
	Columbia Mid Cap Growth	Mutual Fund	601,179
	Davis New York Venture	Mutual Fund	644,271
	Dodge & Cox International Stock	Mutual Fund	450,753
	Dodge & Cox Stock	Mutual Fund	219,744
	Fidelity Spartan 500 Index	Mutual Fund	896,695
	Fidelity Spartan Extended Market Index	Mutual Fund	92,585
	Goldman Sachs Mid Cap Value	Mutual Fund	555,995
	Hartford Small Company	Mutual Fund	70,346
	Pimco Total Return	Mutual Fund	1,118,160
	Royce Low-Priced Stock Fund	Mutual Fund	280,660
	T Rowe Price Small Cap Value	Mutual Fund	27,383
	Vanguard Intermediate-Term U.S. Treasury	Mutual Fund	116,005
	Vanguard Target Retirement Income	Mutual Fund	29,371
	Vanguard Target Retirement 2005	Mutual Fund	2,094
	Vanguard Target Retirement 2010	Mutual Fund	279,904
	Vanguard Target Retirement 2015	Mutual Fund	503,635
	Vanguard Target Retirement 2020	Mutual Fund	547,893
	Vanguard Target Retirement 2025	Mutual Fund	379,250
	Vanguard Target Retirement 2030	Mutual Fund	682,572
	Vanguard Target Retirement 2035	Mutual Fund	512,489
	Vanguard Target Retirement 2040	Mutual Fund	470,664
	Vanguard Target Retirement 2045	Mutual Fund	246,450
	Vanguard Target Retirement 2050	Mutual Fund	104,642
	Vanguard Target Retirement 2055	Mutual Fund	9
	Vanguard Total Bond Market Index	Mutual Fund	222,219

	Total		$14,123,687

*	Party-in-interest

	All investments are participant directed; therefore, cost information has not been presented.

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Signatures

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abaxis 401(K) Plan

Date : June 22, 2012	By:	/s/ Alberto Santa Ines
Alberto Santa Ines
Member of Abaxis 401(k) Plan
Administrative Committee, as Plan Administrator

	By:	/s/ Thana Bao
Thana Bao
Member of Abaxis 401(k) Plan
Administrative Committee, as Plan Administrator

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Exhibit Index

Exhibit No.	Description

Exhibit 23.1	CONSENT OF BURR PILGER MAYER, INC., INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM